Vanwest Administrative Services Ltd.
16493 - 26th Avenue
Surrey, British Columbia
V3S 9W9
Phone: 604-536-5357
[redacted]604-536-5358

#82-4222

VIA SEDAR

03032450

September 12, 2003

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, B.C., V7Y 1L2

SUPPL

Dear Sirs:

Re: NATIONAL CHALLENGE SYSTEMS INC. (the "Company")
Annual General Meeting - Changed from October 20, 2003 to November 17, 2003

On behalf of the Company, as per National Instrument 54-101 requirements, please be advised of the following:

CUSIP #	**63528P105**
Meeting Date:	November 17, 2003
Record Date for Notice:	October 10, 2003
Record Date for Voting:	October 10, 2003
Beneficial Ownership Determination Date:	October 10, 2003
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBO's
Material Distributed to:	All holders

If you have any questions, please do not hesitate to call.

dle 10/2

Yours truly,

(Signed)

"Beverly J. Bullock",
President

c.c. Alberta Securities Commission
c.c. Manitoba Securities Commission
c.c. New Brunswick Securities Commission
c.c. Newfoundland Securities Commission
c.c. Nova Scotia Securities Commission
c.c. Ontario Securities Commission
c.c. Toronto Stock Exchange
c.c. McMillan Binch (Attn: P. Lord)
c.c. CDS Inc.
c.c. P.E.I. Securities Commission
c.c. Quebec Securities Commission
c.c. Saskatchewan Securities Commission
c.c. Registrar of Securities - Northwest Territory
c.c. Registrar of Securities - Yukon Territory
c.c. Registrar of Securities - Nunavut Territory
c.c. U.S. Securities & Exchange Commission ✓
c.c. Duffy, Allain & Rutten LLP (Attn: J. Duffy)
c.c. Pacific Corporate Trust Company (Attn: H. Plume)